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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          DATRON SYSTEMS INCORPORATED
                           (Name of Subject Company)

                          DATRON SYSTEMS INCORPORATED
                      (Name of Person(s) Filing Statement)

                            ------------------------

                      DATRON COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                            ------------------------

                                  2381 73 108
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 DAVID A. DERBY
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          DATRON SYSTEMS INCORPORATED
                             3030 ENTERPRISE COURT
                            VISTA, CALIFORNIA 92083
                                 (760) 734-5454
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                WITH COPIES TO:

           STEPHEN E. NEWTON, ESQ.                         CARL R. SANCHEZ, ESQ.
     HELLER EHRMAN WHITE & MCAULIFFE LLP                 DEYAN P. SPIRIDONOV, ESQ.
      601 S. FIGUEROA STREET, 40TH FLOOR                     COOLEY GODWARD LLP
        LOS ANGELES, CALIFORNIA 90017                 4365 EXECUTIVE DRIVE, SUITE 1100
                (213) 689-0200                          SAN DIEGO, CALIFORNIA 92121
                                                               (858) 550-6000

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
    This Statement on Schedule 14D-9 is being provided to the stockholders of Datron Systems Incorporated in connection with the exchange offer being made by The Titan Corporation to holders of Datron's Common Stock. The Exchange Offer is described in Titan's Prospectus and other offering documents accompanying this Statement. The purpose of this Statement, which is required to be prepared under applicable Securities and Exchange Commission rules, is to, among other things, communicate to Datron stockholders their board of director's recommendation with respect to Titan's exchange offer. For the reasons described in this Statement, Datron's board unanimously recommends acceptance of Titan's exchange offer.

ITEM 1. SUBJECT COMPANY INFORMATION

    The name of the subject company is Datron Systems Incorporated, a Delaware corporation ("Datron"). Datron's principal executive offices are located at 3030 Enterprise Court, Vista, California 92083. Datron's telephone number is
(760) 734-5454. Its website address is www.dtsi.com.

    The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share, of Datron (including the associated preferred stock purchase rights, the "Datron Common Stock"). As of July 6, 2001, 2,758,257 shares of Datron Common Stock (the "Shares") were outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSONS

    The name, business address and business telephone number of Datron, which is the person filing this Statement, are set forth in Item 1 above.

    This Statement relates to the offer by The Titan Corporation, a Delaware corporation ("Titan"), through its wholly-owned subsidiary, Gem Acquisition Corp., a Delaware corporation ("Purchaser"), disclosed in a tender offer statement on Schedule TO (the "Schedule TO"), dated July 9, 2001, to exchange for each one share of Datron Common Stock that fraction of a share of Titan common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the "Titan Common Stock") equal to the Exchange Ratio (as defined below) plus cash in lieu of fractional shares, upon the terms and the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by Titan with the Securities and Exchange Commission (the "SEC") on July 9, 2001 (as may from time to time be amended, supplemented or finalized, the "Prospectus"), and in the related Letter of Transmittal (which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer"). The Merger Agreement (defined below) defines the "Exchange Ratio" as a fraction (rounded to the fifth decimal point) determined as follows:

    - If the average closing sales price per share of Titan Common Stock for the ten trading-day period ending July 27, 2001 (the "Titan Average Price") is less than or equal to $26.00 and greater than or equal to $19.00, then the Exchange Ratio will equal the Datron Stock Value (which is determined by dividing $51,226,912 by the number of shares of Datron Common Stock outstanding or issuable upon the exercise of stock options or other rights to acquire shares of Datron Common Stock, as of the time when Purchaser accepts Shares for payment in the Offer) divided by the Titan Average Price.

    - If the Titan Average Price is less than $19.00 and greater than or equal to $17.50, then the Exchange Ratio equals the Datron Stock Value divided by $19.00.

    - If the Titan Average Price is greater than $26.00 and less than or equal to $27.50, then the Exchange Ratio equals the Datron Stock Value divided by $26.00.

    - If the Titan Average Price is greater than $27.50, then Titan may elect to terminate the Offer unless Datron agrees to an Exchange Ratio equal to the product of 1.10 and the Datron Stock Value divided by the Titan Average Price, or, if Titan does not elect to terminate the Offer, the Exchange Ratio will equal the Datron Stock Value divided by $26.00.

    - If the Titan Average Price is less than $17.50, then Datron may elect to terminate the Offer unless Titan agrees to an Exchange Ratio equal to the product of 0.90 and the Datron Stock Value divided by the Titan Average Price, or, if Datron does not elect to terminate the Offer, the Exchange Ratio will equal the Datron Stock Value divided by $19.00.

    In addition, for an exact definition of the Exchange Ratio, please refer to the copy of the Merger Agreement, which is included as Exhibit (a)(6) hereto and is incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger and Reorganization, dated as of June 24, 2001 (the "Merger Agreement"), among Titan, Purchaser and Datron. The Merger Agreement provides that, among other things, as soon as practicable following completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Datron (the "Merger") and Datron will continue as the surviving corporation (the "Surviving Corporation"), and a wholly-owned subsidiary of Titan. At the effective time of the Merger (the "Effective Time"), each share of Datron Common Stock then outstanding (other than shares of Datron Common Stock held by Datron, Purchaser or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a fraction of a share of Titan Common Stock equal to the Exchange Ratio, plus the right to receive cash in lieu of fractional shares, if any. For further discussion of the Merger terms, please refer to the copy of the Merger Agreement, which is included as Exhibit (a)(6) hereto and is incorporated herein by reference.

    Purchaser is not obligated and will not purchase any Shares in the Offer unless at least a majority of the outstanding Shares are tendered and not properly withdrawn in the Offer (the "Minimum Condition"). The Offer is also subject to other conditions, some waivable by Purchaser and some not waivable by Purchaser. All the conditions to the Offer are set forth in the Prospectus under the caption "CERTAIN TERMS OF THE MERGER AGREEMENT--Conditions to the Exchange Offer", which has been filed as Exhibit (a)(1) hereto and is incorporated herein by reference.

    The Schedule TO states that the principal executive offices of Titan and Purchaser are located at 3033 Science Park Road, San Diego, California 92121.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Except as described in this Statement (including its exhibits) or incorporated into this Statement by reference, to Datron's knowledge, as of the date of this Statement there were no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Datron and (a) Datron's executive officers, directors or affiliates or (b) Titan or Purchaser or their respective executive officers, directors or affiliates.

    CERTAIN ARRANGEMENTS BETWEEN DATRON AND ITS EXECUTIVE OFFICERS, DIRECTORS
     AND AFFILIATES

    Datron is a party to an Amended and Restated Employment Agreement with David
A. Derby (the "Employment Agreement") providing for Mr. Derby's services as President and Chief Executive Officer of Datron pursuant to which he is currently paid an annual salary of $275,000, with vacation, holidays, insurance and other benefits permitted under policies established by the Datron board. Should Mr. Derby be involuntarily terminated by Datron for any reason other than cause, he will receive a lump sum payment equal to three times his then current annual salary. If a transaction occurs which results in the stockholders of Datron prior to the transaction holding less than 50% of the voting power of Datron after the transaction, or if subsequent to an annual meeting at which the Datron board is elected, the elected members of the Datron board cease to constitute a majority of the members of the board then in office, either Datron or Mr. Derby may terminate the Employment Agreement, and Mr. Derby will receive a lump sum payment equal to three times his then current salary. If the Offer is consummated, Mr. Derby will have the right to terminate the Employment Agreement and receive the lump sum payment of three times his salary. The Employment Agreement also provides that, upon an assignment of the Employment Agreement by Datron, Mr. Derby has the right to terminate the

Employment Agreement if any successor entity is not acceptable to him. Datron may terminate the Employment Agreement if Mr. Derby commits any material act of dishonesty in the discharge of his duties.

    Datron is a party to a Severance Agreement with William L. Stephan (the "Severance Agreement") that provides 12 months of severance pay through salary continuation in the event Mr. Stephan is involuntarily terminated by Datron for any reason other than cause. The Severance Agreement prohibits Mr. Stephan from engaging in activities directly competing with Datron for 12 months after an involuntary termination.

    Under Datron's 1988 Key Employee Stock Purchase Plan, Mr. Derby borrowed $164,000 from Datron to acquire 25,000 shares of Datron Common Stock in 1988 by executing and delivering a full recourse promissory note. The promissory note provided an interest rate of 4.64% per annum and was repaid in full during Fiscal 2001 by tendering 11,408 shares of Datron Common Stock at the then market price of $14.375 per share.

    A resolution of the Datron board dated September 7, 1999, as amended (the "September 7 Resolutions") authorized the establishment of a bonus pool by Datron upon the execution and delivery of a definitive agreement for the sale or merger of Datron. The September 7 Resolutions provide for payment in cash of one-half of one percent of the total value of such transaction; 70% of such cash payment will be paid to Mr. Stephan and 30% of such cash payment will be paid to Penny Felicioni. The payments under the bonus pool will be payable at the Effective Time.

    TREATMENT OF STOCK OPTIONS

    Datron grants stock options to its employees, officers and directors under Datron's Amended and Restated 1985 Stock Option Plan (the "1985 Plan"), its Amended and Restated 1995 Stock Option Plan (the "1995 Plan" and collectively with the 1985 Plan, the "Option Plans"), and issues purchase rights under Datron's Employee Stock Purchase Plan (the "Purchase Plan"). Datron directors and officers hold options to purchase Datron Common Stock as set forth below.

                                        NUMBER OF SHARES
                                           OF DATRON            NUMBER OF UNVESTED
               NAME OF                    COMMON STOCK      OPTIONS WHICH ACCELERATE AT
         OFFICER OR DIRECTOR           SUBJECT TO OPTIONS    THE OFFER ACCEPTANCE TIME
         -------------------           ------------------   ---------------------------
David A. Derby.......................        75,000                    30,021
William L. Stephan...................        60,000                     6,700
Kent P. Ainsworth....................        20,000                     7,575
Richard W. Flatow....................         7,500                     7,500
Don M. Lyle..........................         7,500                     5,025
William A. Preston...................        20,000                     7,575
Robert D. Sherer.....................        20,000                     7,575

    Under the Merger Agreement, at the time Purchaser accepts shares of Datron Common Stock in the Offer (the "Offer Acceptance Time"), each option or right to purchase Datron Common Stock will be assumed by Titan and will be converted into an option or right to purchase Titan Common Stock, subject to appropriate adjustments to reflect the Exchange Ratio.

    In addition, on June 22, 2001 the Datron board adopted resolutions pursuant to which, at the Offer Acceptance Time, each option (including those held by officers and directors of Datron) granted under the Option Plans which is not vested as of the Offer Acceptance Time will become fully vested and exercisable.

    The above summary of the terms of the Employment Agreement, Severance Agreement, Option Plans and Purchase Plan is qualified in its entirety by reference to the complete texts of the Employment Agreement, Severance Agreement, Option Plans and Purchase Plan, which have been filed as Exhibits (a)(29), (a)(27), (a)(23), (a)(28) and (a)(26) hereto and are incorporated herein by reference.

    CERTAIN STOCKHOLDER AGREEMENTS

    Each of the officers and directors of Datron have entered into Stockholder Tender Agreements with Titan pursuant to which each such officer or director has agreed to tender for exchange all of his shares of Datron Common Stock. In addition, the officers and directors have agreed to vote their shares against any actions that would result in a breach of any representation, warranty, covenant or obligation of Datron in the Merger Agreement, against any action which would adversely affect conditions to the Offer being satisfied, or against any other acquisition proposal, changes in the Datron board other than those contemplated by the Merger Agreement, or action which would delay, postpone or otherwise adversely affect consummation of the transactions contemplated by the Merger Agreement. The officers and directors have also granted Titan an irrevocable proxy, effective until the earlier of the date upon which the Merger Agreement is terminated or the completion of the Offer.

    Pursuant to the terms of the Stockholder Tender Agreements, each officer and director has agreed to exercise any vested options held by such officer and director and to tender the Shares issued upon such exercise in the Offer if and to the extent that the exercise of the options and the tender of shares would result in satisfaction of the Minimum Condition. Titan has also agreed to make loans to each officer and director on commercially reasonable terms to the extent that each such officer or director is required to exercise his stock options. The loans will be secured by the shares of Datron Common Stock issued in connection with the exercise of the stock options.

    The Stockholder Tender Agreements relate to the beneficial ownership of 82,509 shares of Datron Common Stock in the aggregate, which represented approximately 3.0% of the outstanding shares of Datron Common Stock as of July 6, 2001. In addition, the officers and directors of Datron who are parties to the Stockholder Tender Agreements may be obligated to exercise vested options to purchase up to 137,849 shares of Datron Common Stock in the aggregate, representing approximately 5.0% of the outstanding shares of Datron Common Stock as of July 6, 2001, and tender the shares issued upon exercise of the options if and to the extent necessary to satisfy the Minimum Condition.

    The above summary of the terms of the Stockholder Tender Agreements is qualified in its entirety by reference to the complete text of the form of the Stockholder Tender Agreement which has been filed as Exhibit (a)(7) hereto and is incorporated herein by reference.

    INDEMNIFICATION AND RELATED ARRANGEMENTS

    Mr. Derby and Mr. Stephan (as well as Datron's other current and former officers and directors) are parties to indemnification agreements with Datron in substantially the form approved by the stockholders at the Datron 1992 annual meeting. For a period of six years from the Effective Time, Titan will, and will cause Datron, as the surviving corporation in the Merger, to fulfill and honor in all respects the obligations of Datron pursuant to the provisions of any indemnification agreements between Datron and its directors or officers in effect as of the Effective Time, and any indemnification provision under Datron's Certificate of Incorporation or Bylaws as in effect on the date of the Merger Agreement for acts or omissions occurring prior to the Effective Time.

    In addition, for a period of six years after the Effective Time, the Surviving Corporation will provide directors' and officers' liability insurance for Datron directors and officers on terms at least as favorable as insurance maintained by Datron as of the date of the Merger Agreement, for acts or omissions which occurred prior to the Offer Acceptance Time.

    In addition, for those officers and directors who continue as officers and directors of Datron after the Offer Acceptance Time, Titan will cause Datron or the Surviving Corporation to observe the terms of their indemnification agreements, and Titan will make payments under the indemnification agreements if such officers or directors have not been paid when due for acts or omissions which occurred after the Offer Acceptance Time. From and after the Offer Acceptance Time, Titan will also provide directors' and officers' liability coverage for continuing directors and officers of Datron with respect to acts or omissions after the Offer Acceptance Time under Titan's existing policy for its own directors and officers.

    The above summary of the terms of the indemnification agreements is qualified in its entirety by reference to Section 5.6 of the Merger Agreement and the form of the Datron indemnification agreements, which have been filed as Exhibits (a)(6) and (a)(25), respectively, hereto and are incorporated herein by reference.

    INTERESTS OF CERTAIN DATRON DIRECTORS, OFFICERS AND STOCKHOLDERS IN THE
     MERGER

    Some officers and directors of Datron have personal interests in the Offer and the Merger that are different from, or in addition to, the interests of most Datron stockholders. These personal interests include:

    - Assumption of Options and Purchase Rights. Titan has agreed to assume all of the outstanding options and purchase rights granted under Datron's Option Plans and Purchase Plan or exchange them for options and purchase rights to purchase Titan Common Stock. The assumed or new options and purchase rights will be exercisable on the same terms and conditions as currently provided in the Datron options and purchase rights, except for adjustments, based on the Exchange Ratio, to the numbers of shares subject to options or other purchase rights and to exercise prices.

    - Accelerated Vesting of Stock Options. Under the Merger Agreement, each unvested option granted under the Option Plans will become fully vested and exercisable as of the Offer Acceptance Time.

    - Loans from Titan under Stockholder Tender Agreements. Each officer and director who has entered into a Stockholder Tender Agreement with Titan will receive a loan from Titan on commercially reasonable terms if he is required to exercise his stock options.

    - Indemnification and Related Arrangements. Under the Merger Agreement, Datron officers and directors will receive certain rights of indemnification as have been described in "Indemnification and Related Arrangements", above.

    - Bonus Pool. Upon the closing of the Merger, one Datron officer will receive a cash bonus pursuant to an incentive arrangement approved by the Datron board.

    - Severance Payment. After the closing of the Merger, pursuant to Mr. Derby's Employment Agreement, he will receive a lump sum severance payment if his employment with Datron terminates.

    As a result of the personal interests described above, several Datron officers and directors may have a conflict of interest that could have influenced their support of the Offer and the Merger.

    THE MERGER AGREEMENT

    A summary of the material terms of the Merger Agreement is contained under the caption "The Merger Agreement" in the Prospectus and is incorporated herein by reference. The summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which has been filed as Exhibit (a)(6) hereto and is incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATIONS

    RECOMMENDATIONS

    At a meeting held on June 22, 2001, the Datron board voted unanimously to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of Datron and its stockholders. The Datron board unanimously recommends that the Datron stockholders accept the Offer and tender their shares pursuant to the Offer.

    BACKGROUND

    In August 1999, Datron engaged Philpott Ball & Werner ("PBW") as its financial advisor to assist Datron in seeking strategic alternatives to maximize stockholder value. In September 1999, Datron received from L-3 Communications Corporation ("L-3 Communications") an unsolicited written expression of interest in acquiring Datron. After consulting with the Datron board, David A. Derby, Datron's Chairman, President and Chief Executive Officer, arranged to meet with L-3 Communication's management to discuss a possible acquisition of Datron by L-3 Communications. Mr. Derby and a representative of PBW met with L-3 Communications management in early October 1999. After a discussion of Datron's and L-3 Communications' businesses, Mr. Derby indicated that he would be interested in further discussions with L-3 Communications after it had completed another acquisition in which it was then engaged. Datron heard nothing further from L-3 Communications at that time.

    In November 1999, after an introduction made by a member of the board of directors of Titan, representatives of Datron made a presentation to senior executives of Titan relating to a possible transaction between the two companies. After these presentations, Titan informed Datron that given Titan's engagement with several other significant transactions, Titan would not be able to pursue a transaction with Datron at that time.

    In February 2000, Datron specifically engaged PBW to find a buyer for Datron's subsidiary, Datron World Communications, Inc. ("Datron World"). In August 2000, L-3 Communications sent PBW a written expression of interest in acquiring the assets of Datron World. In the course of discussions and due diligence with respect to Datron World during August and September 2000, L-3 Communications again expressed an interest in acquiring not just Datron World but all of Datron. On September 15, 2000, L-3 Communications and Datron executed a confidentiality agreement, including a one-year standstill arrangement, with respect to a possible acquisition of Datron. Although Datron indicated that it would be receptive to an acquisition proposal by L-3 Communications, and although Datron's officers made a presentation to L-3 Communications, L-3 Communications did not pursue further acquisition discussions with Datron. In October 2000, L-3 Communications informed PBW that it would not be interested in an acquisition transaction with Datron or in acquiring the assets of Datron World. Throughout discussions with L-3 Communications, Datron management regularly advised the board about developments in the discussions.

    After exploration of opportunities to sell Datron World, the Datron board concluded that many of the likely buyers for Datron World were either themselves for sale or undergoing some form of reorganization and that opportunities for a favorable sale of Datron World were limited at that time. The Datron board decided instead to explore the possibility of acquiring another company. During the period from April 2000 to March 2001 Datron engaged in preliminary discussions with respect to possible acquisitions of or mergers with several companies, but none of the opportunities were deemed suitable.

    Beginning in November 2000, Acquisitor plc, a United Kingdom company ("Acquisitor"), started accumulating shares of Datron Common Stock in market transactions. On November 15, 2000,

Acquisitor filed a statement on Schedule 13D with the SEC announcing that it had beneficially acquired 7.26% of Datron's Common Stock and stating that the purpose of its investment was to have open communications with the management of Datron in order to monitor their efforts to increase stockholder value. Acquisitor also stated in its initial Schedule 13D filing that it may in the future take such actions with respect to its investment in Datron as it deems appropriate including, without limitation, purchasing additional shares of common stock in the open market or otherwise, making an offer to purchase up to all of Datron's outstanding shares of common stock through a negotiated transaction or otherwise, seeking to nominate a slate of directors to Datron's board of directors or presenting proposals for stockholders' consideration at an annual or special meeting of the Datron stockholders. In the period of time from November 15, 2000 to February 2001, Acquisitor continued to periodically purchase additional shares of Datron Common Stock. To Datron's knowledge, currently Acquisitor beneficially owns approximately 14.97% of Datron's outstanding common stock. Datron management kept the Datron board advised of Acquisitor's accumulations of Datron Common Stock on a periodic basis.

    On April 24, 2001, Acquisitor sent a letter to the Chairman of the Board of Directors of Datron requesting, among other things, that Datron (i) appoint two persons designated by Acquisitor to serve on Datron's board of directors,
(ii) eliminate Datron's Stockholders' Rights Plan, and (iii) amend Datron's charter and bylaws to allow a 10% or greater stockholder to call a special meeting of the stockholders. The April 24, 2001 letter also called for a review of strategic alternatives available to Datron including a sale of Datron and/or a change in Datron's management. The Datron board considered Acquisitor's letter and determined not to comply with Acquisitor's requests. Between November 2000 and April 2001, Duncan Soukup, Acquisitor's managing director, had one meeting and several telephone conversations with members of Datron's management to discuss Datron's business, operations and plans. Also, during that time period, representatives of Acquisitor and Lionheart Group, Inc., an affiliate of Acquisitor, contacted Datron's officers to discuss publicly available information about Datron. Datron management kept the Datron board informed of significant events associated with Acquisitor. On May 18, in a letter addressed to Datron, Acquisitor notified Datron that Acquisitor intended to nominate four of its designees for election to the Datron board and to conduct a proxy contest to elect Acquisitor's designees to the Datron board. In a separate letter to the board of directors of Datron, also dated May 18, Acquisitor offered among other things, not to solicit proxies to replace members of the Datron board if Datron engaged an investment bank with a proven track record in aerospace, defense and communication industries acceptable to Acquisitor, redeemed Datron's poison pill and included two of Acquisitor's nominees in Datron's slate of nominees for director. The Datron board considered and declined to accept Acquisitor's proposal. Before the board's decision to decline Acquisitor's proposal was conveyed to Acquisitor, Acquisitor withdrew its offer to not solicit proxies for its board nominees in a letter dated May 31. On June 22, Acquisitor filed preliminary proxy materials with the SEC for the purpose of contesting the election of Datron's nominees to the board and electing Acquisitor's own nominees.

    On March 23, 2001, Mr. Derby received an unsolicited letter from BNP Paribas, a financial advisor based in New York, seeking information about Datron, and inquiring whether Datron would be interested in discussions about a possible transaction. In a subsequent telephone conversation BNP Paribas identified its client as Zodiac SA, a company domiciled in France. On April 9, 2001, Mr. Derby met with representatives of BNP Paribas. On May 18, 2001, Zodiac signed a confidentiality agreement, including a one-year standstill arrangement, with Datron, and on May 24, 2001 Zodiac received a confidential memorandum describing Datron's business. A meeting between representatives of Datron and representatives of Zodiac was scheduled for June 18 and 19, 2001 to take place in Paris during Mr. Derby's business trip to Paris in connection with the Paris Air Show. That meeting was canceled by Datron on June 18, 2001 after Datron signed a no-shop agreement with Titan.

    On May 1, 2001, Dr. Gene Ray, Chairman and Chief Executive Officer of Titan, called Mr. Derby to request a meeting to discuss the potential synergies between Titan's e-tenna technology and Datron's mobile satellite communication products. On May 3, Dr. Ray sent Mr. Derby materials on e-tenna, together with a proprietary information agreement that Mr. Derby signed and returned to Titan.

    On May 8, a newspaper article about Acquisitor's acquisition of Datron Common Stock was published in the San Diego Union-Tribune. On May 9, Dr. Ray called Mr. Derby to inquire about the San Diego Union-Tribune article and to inquire about Acquisitor's intentions. Dr. Ray and Mr. Derby agreed to meet the next day.

    On May 10, Dr. Ray and Mr. Derby met in Vista, California and discussed each company's business plans and strategies. On the same day, Mr. Derby and Dr. Ray executed a confidentiality agreement, including a one-year standstill arrangement, in connection with a possible acquisition transaction between Titan and Datron, and Mr. Derby provided to Dr. Ray certain Datron financial information. Dr. Ray and Mr. Derby agreed to meet again on May 18.

    On May 18, Mr. Derby and William Stephan, Chief Financial Officer of Datron, met at Titan's offices with Dr. Ray and Mellon Baird, Chief Executive Officer of Titan Systems Corporation, a subsidiary of Titan, to discuss various aspects of Datron's business and strategies. At that meeting Datron provided to Titan certain business forecast data, and Dr. Ray expressed Titan's interest in pursuing an acquisition of Datron.

    On May 31, in a telephone conversation between Dr. Ray and Mr. Derby, Dr. Ray proposed that Titan acquire Datron in a stock-for-stock transaction. Mr. Derby responded that Datron would consider Titan's proposal.

    On June 1, Messrs. Derby and Stephan met with Dr. Ray and Eric DeMarco, Titan's Chief Operating Officer. Mr. Stephan presented an analysis of anticipated cost savings that would result from a business combination of Datron and Titan. Messrs. Derby, Stephan and DeMarco and Dr. Ray discussed the general structure of a stock-for-stock transaction, including pricing terms.

    Later in the day, on June 1, Mr. Derby received a fax from Acquisitor with an attached letter from L-3 Communications addressed to Acquisitor. The letter contained L-3 Communications' expression of interest in a possible acquisition of the assets of Datron. Dr. Ray called Mr. Derby later that day and offered specific pricing terms for Titan's acquisition proposal. At that time, Mr. Derby informed Dr. Ray that Datron had received an expression of interest from another company. Dr. Ray informed Mr. Derby that Titan would provide Datron a written expression of interest by June 4.

    On June 4, Datron received Titan's written expression of interest in acquiring Datron in a stock-for-stock transaction. The expression of interest included pricing terms and an adjustment mechanism, or collar, that would adjust the exchange ratio in response to changes in the average price of Titan stock over a specified period of time. Later that day, Datron convened a special telephonic meeting of the Datron board. Representatives of PBW and Heller Ehrman White & McAuliffe LLP, Datron's legal counsel ("Heller Ehrman"), participated in the meeting and provided financial and legal advice to the Datron board. The Datron board discussed the expression of interest from L-3 Communications and reviewed the prior history of discussions with that company. The Datron board then reviewed and discussed Titan's written expression of interest. The Datron board also considered other possible options available to Datron, including the fact that Datron had preliminary discussions with financial advisors for Zodiac. At the end of the meeting, the board unanimously authorized Datron's management to proceed with negotiations with Titan as expeditiously as possible. PBW was instructed to contact L-3 Communications and request that L-3 Communications clarify its proposal and communicate directly with Datron's management rather than with Acquisitor, which was not authorized to receive acquisition proposals on behalf of Datron.

    On June 6, Titan and its outside legal counsel, Cooley Godward LLP, began a due diligence review of Datron. Simultaneously, Cooley Godward began drafting definitive acquisition documents. On June 7, PBW conducted a due diligence review of Titan and reported to Datron's management the results of its review. On June 8, Datron's management conducted additional due diligence with respect to Titan.

    On June 9, Titan provided to Datron for review drafts of the definitive acquisition documents. Between June 13 and June 22, senior management and the legal advisors of Titan and Datron conducted a series of discussions of the terms of the acquisition agreements during several meetings and conference calls.

    On June 11, 2001, Datron received a letter from L-3 Communications addressed to Datron. The letter contained an expression of interest in a transaction pursuant to which L-3 Communications would acquire substantially all of the assets and assume the liabilities of Datron for approximately $52 million in cash. The expression of interest included a number of assumptions and contingencies including completion of confirmatory due diligence and the assumption that Datron would have $11 million of cash on hand and debt of $3 million. In that letter, L-3 Communications also requested that Datron agree to a 60-day exclusive negotiations period with L-3 Communications and a break-up fee of $3 million payable in the event of a breach of the exclusivity arrangement. On June 13, in a letter on behalf of Datron, PBW responded to L-3 Communications that (i) a transaction involving the sale of assets would have an adverse tax consequence for Datron and its stockholders, (ii) a 60-day period of exclusive negotiations with L-3 Communications would not be acceptable to Datron, and (iii) a break-up fee would only be appropriate in a definitive agreement and not in connection with an agreement to negotiate exclusively with L-3 Communications. The PBW letter also informed L-3 Communications that Acquisitor was not an authorized representative of Datron. On June 14, L-3 Communications orally advised PBW that it would modify its cash for assets proposal and would propose to acquire all of Datron's Common Stock for approximately $52 million in cash. L-3 Communications would require Datron to agree to a 45-day exclusivity period but would defer requiring a $3 million break-up fee until execution of a definitive agreement. The other assumptions and contingencies would remain as expressed in L-3 Communications' June 11 letter.

    On June 15, the Datron board convened a special meeting with representatives of PBW and Heller Ehrman present at the meeting. The Datron board reviewed with Heller Ehrman the structure of the proposed acquisition by Titan, the pricing terms and the other terms and provisions of the drafts of the merger agreement and other related agreements. The Datron board discussed PBW's written analysis of the transaction and received PBW's oral, preliminary opinion that the transaction was fair to the stockholders of Datron from a financial point of view. The Datron board was advised by PBW that on June 14, L-3 Communications had modified its expression of interest in a transaction with Datron and now proposed to acquire all of Datron's Common Stock. The Datron board discussed the price and other terms of the transaction proposed by L-3 Communications. The Datron board unanimously authorized management to continue negotiating the definitive acquisition agreements with Titan and scheduled another meeting after final drafts of the definitive acquisition agreements were distributed to the board.

    On June 15, Datron agreed with Titan that Datron would cancel a meeting with Zodiac previously scheduled for June 18 and 19, if before the time for the meeting major business issues in the definitive acquisition documents were resolved in principle. On June 15, Datron signed a no-shop agreement with Titan in which it agreed not to engage in acquisition discussions with any other party until 5 p.m., California time, on June 20. Datron agreed to the no-shop agreement with Titan because it believed that (i) it was very close to signing a favorable agreement with Titan that was subject to very limited contingencies,
(ii) Titan would walk away from the transaction if Datron declined to sign the no-shop agreement and chose instead to discuss more speculative transactions with others and (iii) the no shop requested was only for five days. On June 15, PBW was instructed by Datron not to respond to L-3 Communications because Datron had signed a no-shop agreement with Titan.

    On June 22, the Datron board convened a special meeting and discussed with legal counsel the draft merger agreement and other related agreements. Management reported on the progress of the negotiations with Titan since the last meeting and the final pricing terms. The Datron board also received PBW's oral opinion that the proposed consideration to be received in the Merger was fair to the stockholders of Datron from a financial point of view, and PBW confirmed that it would subsequently provide a written opinion to the Datron board. The Datron board unanimously approved the acquisition of Datron by Titan, the Offer, the Merger, the Merger Agreement and related agreements and voted unanimously to recommend the acquisition to the Datron stockholders.

    Datron and Titan executed the Merger Agreement on June 24 and announced the transaction in press releases on the morning of June 25.

    On June 25, PBW received a letter from L-3 Communications expressing surprise at the announced acquisition of Datron by Titan and questioning certain matters related to the expression of interest by L-3 Communications and the subsequent interactions between Datron representatives and L-3 Communications.

    On June 26, Heller Ehrman, in a letter on behalf of Datron, responded to the June 25 letter from L-3 Communications explaining, among other things, that the Datron board had acted responsibly and had determined to enter into a transaction with Titan. On June 27, Datron filed with the Securities and Exchange Commission a Current Report on Form 8-K attaching the L-3 Communications letters and Datron's responses to each of the letters. The L-3 Communications letters and Datron's responses filed on June 27 with a Form 8-K by Datron are included as Exhibits (a)(14) through (a)(18) to this Statement and are incorporated herein by reference.

    On June 28, Datron received another letter from L-3 Communications containing a proposal to acquire all of Datron's Common Stock, including options, for $16.25 per share, subject to the cash balances and net assets of Datron having remained at the levels disclosed in Datron's March 31, 2001 balance sheet. The letter also indicated that L-3 Communications would perform confirmatory due diligence and negotiate the terms of the transaction before entering into a definitive agreement.

    The Datron board met by conference telephone call on June 29 and discussed L-3's proposal. PBW, Heller Ehrman and Datron's Delaware counsel consulted with the board, and PBW expressed its view that L-3's proposal was not superior to the Titan transaction. The Datron board concluded that L-3's most recent proposal was not superior to the Titan transaction for the reasons described below under "Datron Board Considerations--Most favorable opportunity".

    On July 3, Datron sent a letter to L-3 Communications stating that the Datron board had determined that L-3 Communications' June 28 acquisition proposal was not superior to the Titan transaction. On the same day, Datron filed with the SEC a Current Report on Form 8-K attaching L-3 Communications' June 28 letter and Datron's July 3 response. The L-3 Communications and Datron letters filed on July 3 with a Form 8-K are included as Exhibits (a)(21)and
(a)(22) to this Statement and are incorporated herein by reference.

    DATRON BOARD CONSIDERATIONS

    In reaching its decision to approve the Merger Agreement, including the Offer and the Merger, the Datron board considered the factors described below:

    OPTIMIZED STOCKHOLDER VALUE. The Datron board considered the fact that the value of the Titan stock that Datron stockholders would receive for their Datron Common Stock would represent a premium over recent and historical market values of Datron Common Stock. The Datron board also considered the benefits of owning stock of a company with a large market capitalization, noting that, the stock of small capitalization companies can be volatile, and historically, large capitalization stocks have tended to be somewhat less volatile than small capitalization stocks. The Datron board also noted that the expenses associated with being a publicly-held company are disproportionately high for companies with a small market capitalization.

    TAX-FREE REORGANIZATION. The Datron board also considered the fact that the transaction with Titan was structured as a tax-free reorganization, which would allow stockholders flexibility in their personal tax planning. Those who wished to defer taxes could retain the Titan Common Stock they receive in the transaction while others who did not choose to defer taxes could sell their Titan stock and pay taxes on any gain currently. Further, Datron stockholders who hold Datron stock as a capital asset but who had not held their Datron stock long enough to qualify for long-term capital gains treatment could elect to hold Titan stock until the combined periods during which they held Datron and Titan stock were long enough to qualify for long-term capital gains treatment.

    STOCKHOLDER LIQUIDITY. The weekly trading volume of Titan Common Stock on the New York Stock Exchange relative to the number of shares of Titan Common Stock to be received by Datron stockholders in the transaction is significant. The Datron board believed that those stockholders who wished to liquidate their Titan holdings would be able to do so readily in a short period of time. By contrast the weekly trading volume of Datron Common Stock on the Nasdaq National Market System is relatively low.

    STRATEGIC FACTORS. Datron and Titan have similar technological and cultural backgrounds stemming from their development and production of products for the U.S. Department of Defense. Both companies have successfully adapted technologies developed in support of defense contracts for commercial and consumer applications. The Datron board believed that the companies' technologies and research and development resources complement each other and that the combination of Datron and Titan would result in a combined company with an enhanced development capability and expanded product base. The Datron board also believed that Datron's experience in financing international sales and its historically strong international distribution network would be a significant asset to Titan. The Datron board believed that, as a result of these and other factors, the combined company could achieve overall increases in sales greater than the companies might achieve operating independently.

    MOST FAVORABLE OPPORTUNITY. The Datron board believed that the transaction with Titan was the transaction most favorable to the Datron stockholders that had been or was likely to be presented to Datron. The Datron board's belief is based in part on a comparison of the indications of interest that Datron has received during the time that PBW has been engaged to seek alternatives to maximize stockholder value. Discussions with other potential acquirors had not advanced beyond preliminary stages. At its June 29, 2001 meeting, the Datron board concluded, after consultation with PBW, that the June 28 proposal from L-3 Communications was not superior to the Titan transaction. PBW noted that the price L-3 Communications proposed was nominally higher than the price of the Titan transaction and that L-3 Communications had proposed cash consideration which was not subject to the market risks to which Titan's stock consideration was subject. PBW also noted, however, that the L-3 Communications proposal was not an unconditional offer and the consideration would be taxable to Datron stockholders. Before L-3 Communications would enter into a binding commitment, it proposed to conduct confirmatory due diligence and negotiate the terms of the agreements. Further, L-3 Communications' proposal stated that the proposed price was based on there being no changes in Datron's net cash and net assets from the amounts reflected in its March 31, 2001 balance sheet. Datron's net cash had declined materially since March 31. Datron's cash would be further reduced by the break-up fee payable to Titan if Datron consummated a transaction with L-3 Communications. These conditions would likely result in a further negotiation of or adjustment to the price. In view of the significant uncertainty as to whether a transaction could be completed with L-3 Communications and as to the terms of such transaction, PBW did not believe that the L-3 Communications proposal was superior to the Titan transaction. The Datron board and PBW also considered the past history of dealings with L-3 Communications, including the fact that in both 1999 and 2000 L-3 Communications had given Datron written indications of interest in acquiring Datron and in each case, after only limited discussions, had communicated that it no longer had an interest in an acquisition. In view of its past dealings with L-3 Communications and the contingencies in the L-3 Communications proposal, the

Datron board was not confident that a transaction could be completed with L-3 Communications on the terms in its proposal. Based on these factors, including its consultation with PBW, the Datron board concluded that the L-3 Communications proposal was not superior to the Titan transaction.

    CONSIDERATION. The Datron board believed that the Merger Agreement provides for a fair method of combining the equities of the two companies and that the consideration to be received by the Datron stockholders is fair to the Datron stockholders. In reaching this conclusion, the Datron board relied in part upon its own knowledge of Datron's financial condition, results of operations, business, technologies, services and products, on both a historical and prospective basis, as well as current industry, economic and market conditions. The Datron board also considered the opinion of its financial advisor, PBW, that the transaction is fair to the stockholders of Datron from a financial point of view.

    The above discussion of the information and factors considered by the Datron board is not intended to be exhaustive but is believed to include all material factors considered by the Datron board. In view of the variety of factors considered by the Datron board in connection with its evaluation of the Merger, the Datron board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, the Datron board did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors. Individual members of the Datron board may have given different weight to different factors. However, after taking into account all of the factors described above, the Datron board has unanimously approved the Merger Agreement, determined that the Offer and the Merger are advisable and fair to, and in the best interests of, Datron stockholders and unanimously recommends that Datron stockholders accept the Offer and tender their shares pursuant to the Offer.

    OPINION OF PHILPOTT BALL & WERNER

    Datron retained PBW in August 1999 to act as financial adviser in connection with a possible merger and related matters. Datron selected PBW as its financial advisor based on Datron's knowledge of PBW developed in the course of an informal relationship over a number of years. A former investment banker to Datron introduced George Ball of PBW to Mr. Derby prior to 1999. PBW and Datron developed an informal relationship in which PBW advised Datron from time to time on various financial matters. When Datron decided to seek strategic alternatives to maximize stockholder value in 1999, it selected PBW as its financial advisor based on the mutual trust that had been established between the two firms over the years.

    As part of its engagement, PBW agreed to render an opinion with respect to the fairness, from a financial point of view, of the subject transaction if requested by Datron's board. In connection with the Offer and Merger, PBW rendered an opinion, dated June 22, 2001, to the Datron board that, as of the date of the opinion, the consideration to be paid pursuant to the Merger Agreement was fair to Datron's stockholders from a financial point of view (the "Opinion"). While Titan proposed the original terms of the transaction (including an exchange price), the terms of the Offer and Merger resulted from the negotiations between Datron, whom PBW assisted, and Titan. The Opinion was based upon a review of the companies from a financial point of view.

    The summary of the Opinion contained in this Statement is qualified in its entirety by reference to the full text of the Opinion, dated June 22, 2001, which has been filed as Exhibit (a)(5) hereto and is incorporated herein by reference. The Opinion contains a description of the matters considered by PBW and the limitations on the scope of its investigation. Datron stockholders are encouraged to read the Opinion carefully and in its entirety.

    The Opinion is addressed to the Datron board in connection with its evaluation of the Offer and the Merger, and it does not constitute a recommendation to the Datron board to proceed with the Merger. Additionally, the Opinion does not constitute a recommendation to any holder of Datron

Common Stock as to whether to tender shares pursuant to the Offer or vote for the Merger. The Opinion relates solely to the question of fairness to Datron stockholders, from a financial point of view, of the consideration to be paid pursuant to the Merger Agreement. Further, PBW expresses no opinion as to the structure, terms or effect of any other aspect of the Merger, including, without limitation, any effect resulting from the application of any bankruptcy proceeding, fraudulent conveyance, or other international, federal or state insolvency law, or of any pending or threatened litigation affecting Datron or Titan. PBW also expresses no opinion as to the tax consequences of the Offer or Merger.

    As part of its engagement, PBW's activities included, but were not limited to, the following:

    (i) A review of successive drafts of the Merger Agreement;

    (ii) Discussions with Datron's management concerning the nature of the negotiations and the terms of the Merger Agreement;

   (iii) An investigation of the current operations and future prospects of Datron and Titan and thorough interviews with members of Datron's and Titan's respective management representatives;

    (iv) A review of the projected Exchange Ratio of shares of Datron per share of Titan based upon the terms of the Merger Agreement;

    (v) A review of certain Datron and Titan historical financial statements and the financial projections of Datron and Titan;

    (vi) A review of the market data for stocks of public companies in the same or similar lines of business as Datron and Titan, including calculations of public market valuations relative to various financial measures including revenue, EBITDA and EBIT;

   (vii) A review of certain acquisitions which PBW deemed comparable for analytical purposes;

  (viii) An analysis of the valuations of Datron's and Titan's share prices or values based on the discounted present value of respective projected cash flows;

    (ix) A review of the industries in which Datron and Titan operate; and

    (x) Other analyses which PBW deemed necessary.

    On June 15, 2001, PBW was informed by Datron of the no-shop agreement with Titan and was instructed not to respond to L-3 concerning L-3's renewed expression of interest in a transaction with Datron.

    PBW relied upon and assumed, without independent verification, the accuracy and completeness of all financial and other information publicly available, or furnished to, or otherwise discussed with PBW, including financial statements and financial projections, as provided by the managements of Datron and Titan. PBW was not engaged to, and did not, independently verify the information provided and performed no audit of assets or liabilities and no independent appraisal of assets or liabilities of either Datron or Titan. PBW has relied upon the assurances of the management of Datron and Titan that they are not aware of any facts that would make such information inaccurate or misleading. The analyses performed by PBW are not necessarily indicative of actual values, or actual future results that may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of PBW's analysis of the fairness, from a financial point of view, to Datron's stockholders, of the consideration to be paid pursuant to the Merger Agreement.

    In rendering the Opinion, PBW applied its judgment to a variety of complex analyses and assumptions. PBW may have given various analyses more or less weight than other analyses and may have deemed various assumptions more or less probable than other assumptions. The assumptions made and the judgments applied by PBW in rendering its opinion are not readily susceptible to description beyond that set forth in the written text of the Opinion itself.

    The Opinion is necessarily based on economic, market and other conditions in effect on, and the information made available to PBW as of, the date of the Opinion. The Opinion, in any event, is limited to the fairness, from a financial point of view, to Datron's stockholders of the consideration to be paid to the stockholders pursuant to the Merger Agreement.

    Each of the analyses conducted by PBW was carried out to provide a different perspective on the Merger and to enhance the total mix of information. PBW did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to the fairness to Datron stockholders, from a financial point of view, of the consideration to be paid pursuant to the Merger Agreement. PBW did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, PBW believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create an incomplete view of the process underlying the analyses performed by PBW in connection with the preparation of the Opinion.

    The following is a brief summary of the material analyses performed by PBW in preparing the Opinion.

    SELECTED PUBLIC COMPANY ANALYSIS. Using publicly available information, PBW compared selected financial data of Datron with similar data for ten small capitalization communication companies (i) that do substantial business with the U.S. government and (ii) that have annual revenues of up to $2.0 billion and averaging $603 million (the "Electronic Communications Peers"). PBW considered the Electronic Communications Peers to be engaged in businesses reasonably comparable to those of Datron and to have operating, organizational and overall business similarities with Datron, but noted that none of these companies has the same management, composition, size or combination of businesses as Datron. The Electronic Communications Peers are:

    - Andrew Corporation

    - Applied Signal Technology, Inc.

    - Comtech Telecommunications Corp.

    - DRS Technologies, Inc.

    - EMS Technologies, Inc.

    - Harris Corporation

    - L-3 Communications Corporation

    - Paravant Inc.

    - Raydyne Comstream, Inc.

    - RELM Wireless Communications

    The median, mean and adjusted mean (excluding the maximum and minimum values) valuation multiples for the Electronic Communications Peer Group were determined. Based upon a review of that information and closing stock prices on June 19, 2001, PBW determined that the Exchange Offer and Datron's current stock price generally are above the median, mean and adjusted mean valuation levels of its peer group.

                                                                  DATRON          ELECTRONIC COMMUNICATION PEERS
                                                   EXCHANGE      CURRENT       -------------------------------------
                                                    OFFER         PRICE         MEDIAN         MEAN        ADJ. MEAN
                                                   --------      --------      --------      --------      ---------
TOTAL INVESTED CAPITAL TO:
TTM Revenue......................................     0.8x          0.7x          1.1x          1.0x           1.0x
TTM EBITDA.......................................    16.0x         13.0x          8.4x          8.9x           8.7x
TTM EBIT.........................................    37.9x         30.9x         12.1x         13.6x          12.6x

Note: Total invested capital includes debt and equity. TTM means the trailing 12 months ended March 31, 2001. Adj. Mean equals the mean less the maximum and minimum values in the data set.

    PBW also calculated a range of imputed values for the equity of Datron based on the valuation multiples for the Electronic Communication Peers. PBW used the average multiples of the peer group, after excluding maximum and minimum values and negative multiples. PBW discounted the valuation multiples after considering the size and financial performance of each peer group company relative to Datron's size and performance. Additionally, PBW applied a premium for control to the valuation multiples in order to determine the imputed value of Datron for comparison to the Offer. This analysis resulted in an implied value for Datron of $36.7 million (less debt and plus cash). PBW noted that the equity valuation of the Offer and Merger of $51 million is considerably above this implied value.

    SELECTED TRANSACTION ANALYSIS. Hundreds of transactions were screened in an attempt to find business combinations involving companies similar to Datron. This analysis is limited to analyzing transactions involving public companies for which financial and valuation data is publicly disclosed.

    Using publicly available information, PBW examined the following transactions involving manufacturers of communication and electronic equipment (the "Guideline Transactions"):

TARGET                                         ACQUIROR
------                                         --------
DTM Corp.                                      3D Systems Corp.
ADS Power Resource Inc.                        MagneTek Inc.
Detection Systems Inc.                         Robert Bosch GmbH
Robinson Nugent Inc.                           Minnesota Mining & Manufacturing
Tech-Sym Corp.                                 Veritas Capital Fund LP
Comptek Research Inc.                          Northrop Grumman Corp.
Ring PLC                                       Catalina Lighting Inc.
Group Long Distance Inc.                       Coyote Network Systems Inc.
Cross Technology Inc.                          HEI Inc.
Westland Control Systems Inc.                  Productivity Technologies Corp.
Eastern Acoustics Works Inc.                   Mackie Designs Inc.
Zing Technologies Inc.                         International Rectifier Corp.
Moore Products Co.                             Siemens AG
AIL Technologies Inc.                          EDO Corp.
OZ Technologies Inc.                           Cerprobe Corp.
Garrett Communications Inc.                    Waters Instruments Inc.
CEM Corp.                                      Private Group
Cade Industries Inc.                           United Technologies Corp.
Align-Rite International Inc.                  Photronics Inc.
Kreisler Manufacturing Corp.                   Wood (John) Group PLC
Whittaker Corp.                                Meggitt PLC
Stimsonite Corp.                               Avery Dennison Corp.
Optek Technology Inc.                          Dyson-Kissner-Moran Corp.
Hach Co.                                       Danaher Corp.
Logitek Inc.                                   North Atlantic Instruments Inc.
DSP Technology Inc.                            MTS Systems Corp.
Control Devices Inc.                           First Technology PLC
General Microwave Corp.                        Herley Industries Inc.
Innova Corp.                                   Digital Microwave Corp.
DeCrane Aircraft Holdings Inc.                 Axa SA

    The median valuation multiples for the Guideline Transactions were determined. Based upon a review of that information, PBW determined that the Exchange Offer and Datron's current stock price are generally above the mean and median valuations implied in the Guideline Transactions.

                                                                          DATRON     GUIDELINE
                                                              EXCHANGE   CURRENT    TRANSACTIONS
                                                               OFFER      PRICE        MEDIAN
                                                              --------   --------   ------------
TOTAL INVESTED CAPITAL TO:
TTM Revenue.................................................     0.8x       0.7x         1.2x
TTM EBITDA..................................................    16.0x      13.0x         8.9x
TTM EBIT....................................................    37.9x      30.9x        12.3x

Note: Total invested capital includes debt and equity. TTM means the trailing 12 months ended March 31, 2001.

    PBW calculated a range of imputed values for the equity of Datron based on the valuation multiples for the Guideline Transactions. PBW discounted the valuation multiples after considering the size and financial performance of the acquired companies relative to Datron's size and performance. This analysis resulted in an implied value for the equity of Datron of $37.4 million (less debt and plus cash). PBW again noted that the equity valuation of the Offer and Merger was $51 million, well above this implied value.

    DISCOUNTED CASH FLOW ANALYSIS. PBW performed a discounted cash flow ("DCF") analysis for Datron on a stand-alone basis using management's projections as adjusted by PBW for the risks that are associated with the implementation of Datron's growth strategies. The discounted future net cash flow was calculated assuming a weighted average cost of capital (discount rate) of 13.9%, developed using the capital asset pricing model, and was comprised of the sum of the present values of:

    - the projected unlevered net free cash flows for the years 2001 through 2005 and

    - the anticipated future 2005 terminal value. The terminal value was determined by calculating multiples of projected 2005 EBITDA ranging from 6.0x to 7.0x.

    This analysis implies a reference range of prices per share of Datron from $13.48 per share to $14.94 per share. The reference range was not materially changed by reasonable variations of key assumptions. PBW noted that the equity valuation of the Offer and Merger of $51 million is well above this implied value.

    ACQUISITION TRANSACTION PREMIUM ANALYSIS. Using publicly available information, PBW examined 36 additional transactions involving publicly traded aerospace and defense firms to determine premiums paid in these transactions over the applicable stock price of the target company 30 days prior to the announcement of the acquisition offer. The following table summarizes the premiums indicated from the above transactions:

PREMIUM   FREQUENCY   PERCENTAGE
-------   ---------   ----------
  20.0%         3         8.3%
  40.0%         9        25.0%
  60.0%        14        38.9%
  80.0%         4        11.1%
 100.0%         3         8.3%
 120.0%         2         5.6%
 140.0%         0         0.0%
 More           1         2.8%

    This analysis implies a reference range of prices per share of Datron from $13.24 per share to $17.65 per share, using premiums of 20% and 60%, respectively, as applied to Datron's average 60 day closing price of $11.03 as of June 19, 2001. The range of premiums used is representative of over 70% of the acquisition transactions included in PBW's analysis. PBW noted that the valuation of the Offer and Merger are within the range computed in this analysis.

    PBW, as part of its investment banking business, is continually engaged in the valuation of businesses and corporate securities in connection with mergers, acquisitions, company sales, business divestitures and valuations for estate, corporate and other purposes. PBW has received fees and reimbursement of its reasonable out-of-pocket expenses from Datron for acting as its financial adviser since 1999. Services rendered since 1999 include advising on potential acquisitions, divestitures and strategic alternatives. In addition, PBW will receive a noncontingent fee and reimbursement of its reasonable out-of-pocket expenses from Datron relating to its services in connection with the Opinion. See "Item 5. Persons/Assets Retained, Employed, Compensated or Used". Datron has also agreed to indemnify, defend and hold PBW harmless for liabilities and expenses PBW incurs in connection with the Opinion.

    INTENT TO TENDER

    Each officer and director of Datron who is a party to a Stockholder Tender Agreement has agreed, unless otherwise requested by Titan, to tender shares of Datron Common Stock owned by such officer or director in connection with the Offer.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Datron has retained PBW to render financial advisory services to the Datron board concerning possible transactions involving Datron or its subsidiaries.

    Under the engagement letter signed by PBW and Datron, as amended, Datron has agreed to pay PBW: (a) a retainer of $6,000 per month, (b) a transaction fee equivalent to 1% of the consideration paid for the total equity of Datron less any retainer fees paid after February 2001, payable upon the closing of such transactions and (c) PBW's reasonable out-of-pocket expenses. Datron has also agreed to indemnify PBW against liabilities, including defense expenses, arising out of PBW's engagement.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Pursuant to the Purchase Plan, on June 30, 2001, William Stephan purchased an additional 603 shares of Datron Common Stock at a price of $10.20 per share from participation in the employee stock purchase offering for the period ended June 30, 2001. Other than Mr. Stephan's purchase, no transactions in Datron Common Stock have been effected during the past 60 days by Datron or, to the knowledge of Datron, by any executive officer, director or affiliate of Datron.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as set forth in this Statement, Datron is not currently undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of shares of Datron Common Stock by Datron, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Datron or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of Datron or any of its subsidiaries or (iv) any material change in the dividend policy, indebtedness or capitalization of Datron.

    There are no transactions, resolutions of Datron's board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

    ANTITRUST

    The acquisition by Titan of the Shares is not subject to the reporting and waiting period requirements imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

    STATE ANTI-TAKEOVER STATUTE

    Section 203 of the Delaware General Corporation Law in general prohibits a Delaware corporation such as Datron from engaging in a "Business Combination" (defined to include a variety of transactions, including tender offers and mergers) with an "Interested Stockholder" (defined generally as a person that beneficially owns at least 15 percent of the outstanding voting stock of the subject corporation) for three years after that person became an Interested Stockholder unless, before that, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder's becoming an Interested Stockholder. Section 203 is not applicable to the Offer or Merger, since neither Titan nor Purchaser is an Interested Stockholder, and the Datron board has approved the Merger Agreement.

    REQUIRED VOTE OF STOCKHOLDERS

    Under Delaware law, if Purchaser becomes the owner of 90% of the outstanding shares of Datron Common Stock as a result of the Offer, Purchaser will be able to effect the Merger without approval of Datron's stockholders. However, if Purchaser does not become the owner of 90% of the outstanding shares of Datron Common Stock, a meeting of stockholders will be required to approve the Merger. The affirmative vote of at least a majority of the outstanding shares of Datron Common Stock is required to approve the Merger. Assuming the Minimum Condition is satisfied, Purchaser will be able to approve the Merger without the vote of any other stockholder.

    APPRAISAL RIGHTS

    Holders of the Shares do not have appraisal rights as a result of the Offer. However, if Purchaser becomes the owner of 90% of the outstanding shares of Datron Common Stock and effects the Merger without approval of Datron's stockholders, they can exercise appraisal rights in connection with the Merger. In addition, if Purchaser does not acquire 90% of the outstanding shares of Datron Common Stock and calls a stockholder meeting to approve the Merger and if Datron Common Stock remains listed on a national securities exchange or is then quoted on the Nasdaq National Market System or is held of record by more than 2,000 holders, Datron stockholders will not have appraisal rights in connection with the Merger. However, if Purchaser does not acquire 90% of the outstanding shares of Datron Common Stock and calls a stockholder meeting to approve the Merger and if Datron Common Stock is not listed on a national securities exchange or is not then quoted on the Nasdaq National Market System or is not held of record by more than 2,000 holders, Datron stockholders will have appraisal rights in connection with the Merger. Appraisal rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized under the caption "Appraisal Rights" in the Prospectus. The Delaware statute governing appraisal is attached to the Prospectus as Annex D.

    AMENDMENT OF RIGHTS AGREEMENT

    In connection with the approval of the Offer and the Merger by the board of directors, Datron amended its Stockholder Rights Agreement, dated September 5, 2000, with Mellon Investor Services LLC, as a rights agent (the "Rights Agreement"). Pursuant to the amendment, none of the transactions contemplated in the Merger Agreement, including the Offer and the Merger, will result in any obligation to the holders of rights by Titan, Purchaser or Datron, as the surviving corporation in the

Merger. If the Merger is consummated in accordance with the terms of the Merger Agreement, the Rights Agreement will terminate as of the Effective Time. This summary of the terms of the Rights Agreement and the amendment to the Rights Agreement is qualified in its entirety by reference to the complete text of the Rights Agreement and the amendment, which have been filed as Exhibits (a)(30) and (a)(31) hereto and are incorporated herein by reference.

    AMENDMENT OF OPTION PLANS AND PURCHASE PLAN

    In connection with the approval of the Offer and the Merger by the Datron board of directors, Datron amended the Option Plans and the Purchase Plan. Pursuant to the amendments to the Option Plans and the Purchase Plan, at the Offer Acceptance Time each option or right to purchase Datron Common Stock will be assumed by Titan and will be converted into an option or right to purchase Titan Common Stock, subject to appropriate adjustments to reflect the Exchange Ratio. If, at any time after the Offer Acceptance Time, Titan directly or indirectly holds less than 50% of the total shares of Datron Common Stock then outstanding, Datron will reassume the options and rights to purchase under the same terms which were in effect prior to the Offer Acceptance Time. In addition, pursuant to the amendment to the Purchase Plan, no further offerings will be made under the Purchase Plan following the six-month offering beginning July 1, 2001. This summary of the terms of the amendments to the Option Plans and Purchase Plan is qualified in its entirety by reference to the complete text of the amendments, which have been filed as Exhibits (a)(32), (a)(33) and (a)(34) hereto and are incorporated herein by reference.

           WHERE YOU CAN FIND MORE INFORMATION ABOUT TITAN AND DATRON

    Titan and Datron file annual, quarterly and special reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy this information at the following locations of the SEC:

Public Reference Room           North East Regional Office      Midwest Regional Office
450 Fifth Street, N.W.          7 World Trade Center            500 West Madison Street
Suite 1024                      Room 1300                       Suite 1400
Washington, D.C. 20549          New York, New York 10048        Chicago, Illinois 60661-2511

    You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

    The SEC also maintains an Internet worldwide website that contains reports, proxy statements and other information about issuers, like Titan and Datron, who file electronically with the SEC. The address of that site is http://www.sec.gov.

    The SEC allows us to "incorporate by reference" information into this Statement, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Statement, except for any information superseded by information contained directly in this Statement.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

    The following are exhibits to this Statement:

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
(a)(1)                  Prospectus dated July 9, 2001 (incorporated herein by
                        reference to the prospectus included in the Registration
                        Statement on Form S-4 of Titan filed on July 9, 2001).

(a)(2)                  Chairman's Letter to Stockholders of Datron dated July 9,
                        2001.

(a)(3) Form of Letter of Transmittal (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-4 of Titan filed on July 9, 2001).

(a)(4)                  Information Statement pursuant to Section 14(f) of the
                        Exchange Act (included as Schedule I to this Statement).

(a)(5)                  Opinion of Philpott Ball & Werner to the board of directors of Datron, dated June 22, 2001 (incorporated herein by
                        reference to Annex C to the prospectus included in the
                        Registration Statement on Form S-4 of Titan filed on
                        July 9, 2001).

(a)(6)                  Agreement and Plan of Merger and Reorganization, dated as of
                        June 24, 2001, among Titan, Purchaser and Datron
                        (incorporated herein by reference to Annex A to the
                        prospectus included in the Registration Statement on Form
                        S-4 of Titan filed on July 9, 2001).

(a)(7)                  Form of Stockholder Tender Agreement (incorporated herein by reference to Annex B to the prospectus included in the
                        Registration Statement on Form S-4 of Titan filed on July 9,
                        2001).

(a)(8) Form of Notice to Guaranteed Delivery (incorporated herein by reference to Exhibit 99.2 to the Registration Statement on S-4 of Titan filed on July 9, 2001).

(a)(9) Form of Letter to Brokers, Dealers, etc. (incorporated herein by reference to Exhibit 99.3 to the Registration
                        Statement on Form S-4 of Titan filed on July 9, 2001).

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
(a)(10)                 Form of Letter to Clients (incorporated herein by reference to Exhibit 99.4 to the Registration Statement on Form S-4 of
                        Titan filed on July 9, 2001).

(a)(11)                 Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9 (incorporated by reference to
                        Exhibit 99.5 to the Registration Statement on Form S-4 of
                        Titan filed on July 9, 2001).

(a)(12)                 Press Release of Datron dated June 25, 2001 (incorporated
                        herein by reference to Datron's Form 425 filed on June 25,
                        2001)

(a)(13)                 Press Release issued by Titan on June 25, 2001 (incorporated herein by reference to Titan's Form 425 filed on June 25,
                        2001).

(a)(14)                 Letter from Duncan Soukup to Datron Board of Directors dated
                        May 31, 2001, including an attached letter from Frank C.
                        Lanza to C. Duncan Soukup dated May 30, 2001 (incorporated herein by reference to Exhibit 99.15 to Datron's Current
                        Report on Form 8-K filed on June 27, 2001).

(a)(15)                 Letter from Frank C. Lanza to David A. Derby dated June 11,
                        2001 (incorporated herein by reference to Exhibit 99.14 to
                        Datron's Current Report on Form 8-K filed on June 27, 2001).

(a)(16)                 Letter from George M. Ball to Frank C. Lanza dated June 13,
                        2001 (incorporated herein by reference to Exhibit 99.13 to
                        Datron's Current Report on Form 8-K filed on June 27, 2001).

(a)(17)                 Letter from Frank C. Lanza to George M. Ball dated June 25,
                        2001 (incorporated herein by reference to Exhibit 99.12 to
                        Datron's Current Report on Form 8-K filed on June 27, 2001).

(a)(18)                 Letter from Victor A. Hebert to Frank Lanza dated June 26,
                        2001 (incorporated herein by reference to Exhibit 99.11 to
                        Datron's Current Report on Form 8-K filed on June 27, 2001).

(a)(19)                 Press Release of Datron dated July 3, 2001 (incorporated by reference to Datron's Form 425 filed on July 3, 2001).

(a)(20)                 Press Release of Datron dated July 5, 2001 (incorporated by reference to Datron's Form 425 filed on July 5, 2001).

(a)(21)                 Letter from Frank C. Lanza to David Derby dated June 28,
                        2001 (incorporated herein by reference to Exhibit 99.17 to
                        Datron's Current Report on Form 8-K filed on July 3, 2001).

(a)(22)                 Letter from David A. Derby to Frank C. Lanza dated July 3,
                        2001 (incorporated herein by reference to Exhibit 99.18 to Datron's Current Report on 8-K filed on July 3, 2001).

(a)(23)                 Amended and Restated 1985 Stock Option Plan (incorporated
                        herein by reference to Exhibit 10.36 to Datron's
                        Registration Statement on Form S-8 filed on April 16, 1993).

(a)(24)                 Datron 1988 Key Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.5 to Datron's Registration
                        Statement on Form S-8 filed on March 22, 1988).

(a)(25) Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.18 to Datron's Registration
                        Statement on Form S-1 (File Number 33-33453) filed on
                        February 9, 1990).

     EXHIBIT NO.                                DESCRIPTION
---------------------   ------------------------------------------------------------
(a)(26)                 Datron Employee Stock Purchase Plan (Adopted Effective
                        July 1, 1997) (incorporated herein by reference to Exhibit
                        10.58 to Datron's Annual Report on Form 10-K for the fiscal year ended March 31, 1997).

(a)(27)                 Severance Agreement, dated August 17, 1998, between Datron and William L. Stephan (incorporated herein by reference to
                        Exhibit 10.70 to Datron's Annual Report on Form 10-K for the
                        fiscal year ended March 31, 1999).

(a)(28) Amended and Restated 1995 Stock Option Plan (incorporated herein by reference to Exhibit 10.71 to Datron's Quarterly
                        Report on Form 10-Q for the quarter ended September 30,
                        1999).

(a)(29)                 Amended and Restated Employment Agreement, dated as of
                        September 7, 1999, between Datron and David A. Derby
                        (incorporated herein by reference to Exhibit 10.72 to
                        Datron's Quarterly Report on Form 10-Q for the quarter ended
                        September 30, 1999).

(a)(30)                 Stockholder Rights Agreement dated as of September 5, 2000
                        (incorporated herein by reference to Exhibit 4.1 to Datron's
                        Current Report on Form 8-K dated August 30, 2000).

(a)(31) First Amendment to Rights Agreement adopted by written consent of the board of directors on June 22, 2001.

(a)(32)                 Amendment to Datron 1985 Stock Option Plan adopted by
                        written consent of the board of directors on June 22, 2001.

(a)(33)                 Amendment to Datron 1995 Stock Option Plan adopted by
                        written consent of the board of directors on June 22, 2001.

(a)(34)                 Amendment to Employee Stock Purchase Plan adopted by written consent of the board of directors on June 22, 2001.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

July 9, 2001                                           DATRON SYSTEMS INCORPORATED

                                                       By:
                                                            /s/ David A. Derby
                                                            David A. Derby
                                                            CHAIRMAN, PRESIDENT AND
                                                            CHIEF EXECUTIVE OFFICER

Dated: July 9, 2001

                                                                      SCHEDULE I

                             INFORMATION STATEMENT
        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

GENERAL

    This Information Statement is being mailed on or about July 9, 2001 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the
"Schedule 14D-9") of Datron Systems Incorporated, a Delaware corporation ("Datron"). You are receiving this Information Statement in connection with the possible election of persons designated by The Titan Corporation, a Delaware corporation ("Titan"), to a majority of seats on the Datron board of directors (the "Datron Board").

    On June 24, 2001, Datron entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") with Titan and Gem Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Titan ("Purchaser"), pursuant to which Purchaser has commenced an offer to exchange a fractional share of Titan common stock, par value $0.01 per share ("Titan Common Stock") based upon a calculation involving the average trading price of Titan Common Stock (the "Exchange Ratio"), for each outstanding share of common stock, par value $0.01 per share, of Datron ("Datron Common Stock"), upon the terms and subject to the conditions set forth in the prospectus contained in the registration statement on Form S-4 filed by Titan with the Securities and Exchange Commission (the "SEC") on July 9, 2001 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Prospectus, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

    The Merger Agreement provides that, among other things, as soon as practicable following the satisfaction or waiver of the conditions set forth in the Merger Agreement, Purchaser will be merged with and into Datron (the "Merger"). At the effective time of the Merger (the "Effective Time"), each share of Datron Common Stock outstanding immediately prior to the Effective Time (other than Shares held by Titan, Purchaser, Datron or, if applicable, by stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive a fraction of a fully paid and nonassessable share of Titan Common Stock equal to the Exchange Ratio, plus the right to receive cash in lieu of fractional shares, if any. As a result of the Offer and the Merger, Datron will become a wholly-owned subsidiary of Titan.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder. Information set forth herein relating to Titan, Purchaser or the Titan Designees (as defined below) has been provided by Titan. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

    Purchaser commenced the Offer on July 9, 2001. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on August 3, 2001, unless Purchaser extends it.

THE TITAN DESIGNEES

    Effective upon the first acceptance for payment by Purchaser of shares of Datron Common Stock pursuant to the Offer, which shall occur as soon as practicable after the Minimum Condition (which occurs when a majority of shares of Datron's Common Stock are tendered and not properly withdrawn in the Offer) and all other conditions to the Offer have been fulfilled, Datron will increase its board from six to seven directors and will appoint four directors designated by Titan (the "Titan Designees").

The remaining three directors will be members who were directors of Datron before consummation of the Offer (each, a "Continuing Director"). Any vacancies among the Continuing Directors shall be appointed by the remaining and departing Continuing Directors. If Purchaser purchases 85% or more of the outstanding shares of Datron Common Stock in the Offer, there will only be one Continuing Director.

    Titan has informed Datron that the Titan Designees to the Datron Board will be those directors and executive officers of Titan and the Purchaser listed in
Schedule I of the Prospectus, a copy of which is being mailed to Datron's stockholders with the Schedule 14D-9. Titan has informed Datron that each of the directors and executive officers listed in Schedule I to the Prospectus has consented to act as a director of Datron if so designated. The name, address, principal occupation or employment and five-year employment history for each such person is set forth in Schedule I to the Prospectus, and the information on such Schedule I is incorporated herein by reference.

INFORMATION CONCERNING DATRON COMMON STOCK

    As of July 6, 2001, Datron had 2,758,257 shares of Datron Common Stock issued and outstanding, with Datron Common Stock being Datron's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

INFORMATION CONCERNING CURRENT DIRECTORS AND OFFICERS OF DATRON

    David A. Derby has been a director, President and Chief Executive Officer of Datron since May 1982. Mr. Derby was elected Chairman of the Board effective April 1, 1998. He also was President of Datron's wholly owned subsidiary, Datron World Communications Inc. (formerly known as Trans World Communications, Inc.), from March 1993 through March 1995 and was President of its other wholly owned subsidiary, Datron Advanced Technologies, Inc. (formerly known as
Datron/Transco Inc.), from August 1997 until March 1998. He has been a director of AML Communications, Inc. since December 1995 and a director of the Corporate Directors Forum since June 2001.

    William L. Stephan has been Vice President, Chief Financial Officer and Treasurer of Datron since November 1993.

    Kent P. Ainsworth has been a director of Datron since May 1985. Since
April 1996, he has been Executive Vice President and Chief Financial Officer of U.R.S. Corporation. From January 1991 until April 1996, he was Vice President and Chief Financial Officer of U.R.S. Corporation. From October 1987 through February 1990, he was Chief Financial Officer of Di Giorgio Corporation.

    Richard W. Flatow has been a director of Datron since January 2001. He is President and owner of RWF Enterprises, a management consulting firm he founded in 1994. From 1993 to 1994, he was President and Chief Executive Officer of Futurekids, Inc., and from 1991 to 1993, Mr. Flatow was a Managing Partner and Senior Consultant for Hankin & Co. From 1986 to 1990, he was Chairman, President and Chief Executive Officer for Avalon Marketing, Inc. Mr. Flatow held several executive positions at Avon Products, Inc. from 1969 to 1986, where his last position was Group Vice President for Sales and Distribution. He has been a director of AML Communications, Inc. since December 1995.

    Don M. Lyle has been a director of Datron since May 2000. He is the President and owner of Technology Management Company, which he founded in 1983. He has provided technology management assistance to many clients, including Science Applications International Corporation (SAIC), Tandem Computers, McKinsey & Company, Hewlett Packard Company and Unisys Corporation. He has been a director of Emulex Network Systems, Inc. since February 1994 and a director of the Corporate Directors Forum since February 1999. He also serves on the boards of several private companies.

    William A. Preston has been a director of Datron since February 1998. Since 1977, he has been Chairman and Chief Executive Officer of APM, Inc. He was a director of Pacific Scientific Corporation from 1979 to January 1998.

    Robert D. Sherer has been a director of Datron since May 1989. He is the President and owner of Quality Concepts, Inc., which he founded in 1986. From 1959 to 1984, he was employed by A.M. International, where his last position was National Vice President of Sales.

    All directors hold office until the next annual meeting of stockholders and until their successors are elected and qualified. There are no family relationships between or among any directors or executive officers of Datron.

DATRON BOARD MEETINGS AND COMMITTEES

    Regular meetings of the Datron Board are generally held on a quarterly basis, while special meetings are called when necessary. The board held eight meetings during the fiscal year ended March 31, 2001 ("Fiscal 2001"). During Fiscal 2001, each director attended 75% or more of the meetings of the board and of board committees on which such director served. Each director who is not an employee of Datron received an attendance fee of $1,000 for each meeting of the board and $500 for each meeting of any committee on which the director serves and an annual retainer of $12,000.

    The Datron Board presently has three standing committees, the Audit Committee, the Compensation Committee and the Nominating Committee.

AUDIT COMMITTEE

    In accordance with its written charter adopted by the Datron Board, the Audit Committee consists of three "independent" directors, as defined in the listing standards for companies quoted on the Nasdaq Stock Market.

    During the first eight months of Fiscal 2001, the Datron Audit Committee consisted of Messrs. Preston, Sherer and Michael F. Bigham, who resigned from the Datron Board on December 4, 2000. On January 29, 2001, Mr. Lyle was elected to replace Mr. Bigham on the Audit Committee for the remainder of Fiscal 2001. This committee consults with Datron's auditors concerning their auditing plan, the results of their audit, the appropriateness of accounting principles utilized by Datron and the adequacy of Datron's general accounting controls. This committee met five times during Fiscal 2001.

COMPENSATION COMMITTEE

    During Fiscal 2001, the Compensation Committee consisted of
Messrs. Ainsworth, Preston and Sherer. The function of the Compensation Committee is to recommend to the Datron Board the salary and bonus levels of officers and directors of Datron and to administer the Stock Option Plans and the Employee Stock Purchase Plan. This committee met four times during Fiscal 2001.

NOMINATING COMMITTEE

    Datron presently has a Nominating Committee consisting of Messrs. Flatow, Lyle and Preston. The duties of the Nominating Committee are to review and recommend to the Datron Board candidates for election to the Datron Board. The Nominating Committee has nominated the six incumbent directors for election at the Annual Meeting of Stockholders scheduled to be held on October 11, 2001 (the "Annual Meeting"). The Nominating Committee did not meet during Fiscal 2001. It met once in June 2001 to make nominations for the Annual Meeting.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth as of June 21, 2001, unless otherwise noted in the footnotes, certain information concerning (a) each person known to Datron to own beneficially more than 5% of Datron Common Stock, (b) each of the executive officers named in the Summary Compensation Table, (c) each director, and (d) all directors and executive officers as a group.

                                                               SHARES OF
NAME/ADDRESS OF BENEFICIAL OWNER(1)                           COMMON STOCK   % OF CLASS
-----------------------------------                           ------------   ----------
Acquisitor plc .............................................    411,400         14.97%
190 The Strand
London WC2R 1JN
England (2)

J. B. Greenwell ............................................    264,780          9.63%
318 South Maple
Carroll, Iowa 51401

Dimensional Fund Advisors ..................................    219,004          7.97%
1299 Ocean Avenue
11th Floor
Santa Monica, California 90401 (3)

David A. Derby (4)..........................................    109,157          3.91%

William L. Stephan (4)......................................     59,148          2.11%

Kent P. Ainsworth...........................................     17,825            *%

Richard W. Flatow...........................................        800            *%

Don M. Lyle.................................................      6,975            *%

William A. Preston..........................................     13,425            *%

Robert D. Sherer............................................     12,425            *%

All directors and executive officers as a group (7
persons)....................................................    208,955          7.26%

------------------------

*   Less than one percent.

(1) Information with respect to beneficial ownership is based upon information furnished by each stockholder or contained in filings made with the Securities and Exchange Commission (the "SEC").

(2) Information provided is based on the Schedule 13D/A filed on May 21, 2001 by Acquisitor plc ("Acquisitor"), American Opportunity Trust plc ("American Trust"), Christopher Harwood Bernard Mills ("Mills"), Duncan Soukup, Glen Lindman, J.O. Hambro Capital Management (Holdings) Limited ("Holdings"), J.O. Hambro Capital Management Limited ("Capital Management"), James Ozanne and Peter Melhado. Includes 380,700 shares of Datron Common Stock beneficially owned by Acquisitor plc and 30,700 shares of Datron Common Stock beneficially owned by Holdings. Each of Acquisitor and Messrs. Soukup, Ozanne and Melhado may be deemed to beneficially own, and have shared power to vote or dispose of, the 380,700 shares of Datron Common Stock owned by Acquisitor. None of Acquisitor or Messrs. Soukup, Ozanne or Melhado has the sole power to vote or dispose of any shares of Datron Common Stock. Capital Management is a subsidiary of Holdings. American Trust is a publicly held investment trust company. Mills and Capital Management serve as co-investment advisor to American Trust. Mills is a director of Acquisitor.

(3) Dimensional Fund Advisors Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. (These investment companies and investment vehicles are the "Portfolios."). In its role as investment advisor and investment manager, Dimensional possesses both voting and investment power over 219,004 shares of Datron Common Stock as of March 31, 2001. The Portfolios own all securities reported in this statement, and Dimensional disclaims beneficial ownership of such securities.

(4) Includes 44,799, 53,300, 12,425, 2,475, 12,425 and 12,425 shares obtainable upon the exercise of stock options, exercisable within 60 days after June 21, 2001, held by Messrs. Derby, Stephan, Ainsworth, Lyle, Preston and Sherer, respectively.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Datron's officers and directors, and persons who own more than ten percent of Datron Common Stock, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the principal exchange on which Datron Common Stock is listed. Officers, directors and greater than ten percent stockholders are also required to furnish Datron with copies of all Forms 3, 4 and 5 they file. Based solely on Datron's review of the copies of such forms it has received, Datron believes that all of its officers, directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them during the fiscal reporting period ended
March 31, 2001.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table sets forth information regarding the compensation for services in all capacities paid or accrued for the Fiscal Years indicated by Datron (a) to the Chief Executive Officer of Datron and (b) to the Chief Financial Officer of Datron. No other executive officer of Datron received salary and bonus of more than $100,000 during Fiscal 2001.

                                                                                  LONG-TERM COMPENSATION
                                                                                          AWARDS
                                           ANNUAL COMPENSATION                  ---------------------------
                             ------------------------------------------------    SECURITIES
                             FISCAL YEAR                         OTHER ANNUAL    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL              ENDED       SALARY     BONUS     COMPENSATION   OPTIONS/SARS   COMPENSATION
POSITION                      MARCH 31       ($)        ($)        ($) (1)         (#)(2)         ($)(3)
--------                     -----------   --------   --------   ------------   ------------   ------------
David A. Derby ............     2001       275,000    129,937        3,293         40,000           (243)
  Chairman, President and       2000       275,962    113,796        4,839         10,000         43,275
  Chief Executive Officer       1999       250,000     58,406        5,316              0         20,775

William L. Stephan ........     2001       174,998     64,969        2,607              0          1,784
  Vice President and            2000       178,364     56,898        3,039         10,000         23,887
  Chief Financial Officer       1999       162,014     29,203        3,138              0         19,746
  and Treasurer

------------------------

(1) Amounts paid under an arrangement by which Datron reimburses officers of Datron for medical expenses and life insurance not paid under Datron's regular health insurance plan.

(2) Options granted in Fiscal 2001 for Mr. Derby were 15,001 non-qualified options ("NQOs") and 24,999 incentive stock options ("ISOs"), each with terms of ten years. Options granted in Fiscal 2000 were NQOs for Mr. Derby and ISOs for Mr. Stephan, each with terms of ten years. The options vest in substantially equal portions at the end of the first, second and third years following the date of grant. The exercise price for each NQO granted in fiscal 2001 and fiscal 2000 was set at 100% and 85%, respectively, of the fair market value of Datron Common Stock at the date of grant, and the exercise price for each ISO granted in both years was set at 100% of the fair market value of Datron Common Stock at the date of grant.

(3) Represents contributions to Datron's Qualified Employee Profit Sharing Plan and contributions to Datron's Non-Qualified Supplemental Executive Profit Sharing Plan and earnings (loss) accrual under that plan.

FISCAL 2001 OPTION GRANTS

    The following table sets forth information relating to options granted during Fiscal 2001 to Datron's Chief Executive Officer and the Chief Financial Officer named in the Summary Compensation Table. In addition, and in accordance with the rules of the SEC, the table shows hypothetical gains or "option spreads" that would exist for such options based on assumed rates of annual compound stock price appreciation of 5% and 10% per year from the date the options were granted over the full option term.

                                               INDIVIDUAL GRANTS
                            --------------------------------------------------------
                                           PERCENT OF                                  POTENTIAL REALIZABLE VALUE
                                            OR TOTAL                                    AT ASSUMED ANNUAL RATES
                             NUMBER OF      OPTIONS                                          OF STOCK PRICE
                             SECURITIES    GRANTED TO                                   APPRECIATION FOR OPTION
                             UNDERLYING    EMPLOYEES                                            TERM (1)
                            OPTIONS/SARS   IN FISCAL    EXERCISE OR     EXPIRATION     --------------------------
NAME                          GRANTED         YEAR      BASE PRICE    DATE OF OPTION   5% PER YEAR   10% PER YEAR
----                        ------------   ----------   -----------   --------------   -----------   ------------
David A. Derby............     40,000          30%        $12.00       May 16, 2010      $301,869      $764,996

William L. Stephan........        -0-         -0-             --                 --            --            --

------------------------

(1) The amounts represent certain assumed rate of appreciation, based on the requirements of the SEC, over the exercise price per share. Actual gains, if any, on stock option exercises and Datron Common Stock holdings are dependent on future performance of Datron Common Stock. There is no assurance that any of the values reflected in the table will be achieved.

    For a description of the material terms of the options, see footnote (2) to the Summary Compensation Table.

    Based on the total number of options granted during Fiscal 2001.

AGGREGATE OPTIONS EXERCISED IN 2001 AND YEAR-END 2001 OPTION VALUES

    The following table sets forth information with respect to the options held at the end of Fiscal 2001 by Datron's Chief Executive Officer and the Chief Financial Officer named in the Summary Compensation Table.

                                                                                              VALUE OF UNEXERCISED IN-
                                                                                                      THE-MONEY
                                                                  NUMBER OF UNEXERCISED        OPTIONS/SARS AT FISCAL
                                                                      OPTIONS/SARS                  YEAR-END (1)
                                 SHARES ACQUIRED               ---------------------------   ---------------------------
                                  EXERCISE (#)     VALUE ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                 ---------------   ---------   -----------   -------------   -----------   -------------
David A. Derby.................      22,500         $88,313      28,300         46,700        $ 56,145         $37,855

William L. Stephan.............           0               0      53,300          6,700        $102,500               0

------------------------

(1) Market value of the underlying securities at fiscal year-end minus the exercise price of "in the money" options.

EMPLOYMENT CONTRACTS

    Datron has an employment agreement with Mr. Derby (the "Agreement") providing for Mr. Derby's services as President and Chief Executive Officer of Datron pursuant to which he is currently paid an annual salary of $275,000, with vacation, holidays, insurance and other benefits permitted under policies established by the Datron Board. Should Mr. Derby be involuntarily terminated by Datron for any reason other than cause, he will receive a lump sum equal to three times his then current annual salary. The Agreement provides that, upon an assignment of the Agreement by Datron, Mr. Derby has the right to terminate the Agreement if any successor entity is not acceptable to him. The Agreement will expire upon notice not less than two years from its next anniversary date, unless sooner terminated under terms of the Agreement. Datron may terminate the Agreement if Mr. Derby commits any material act of dishonesty in the discharge of his duties.

    Datron has a severance agreement with Mr. Stephan that provides 12 months of severance pay through salary continuance in the event Mr. Stephan is involuntarily terminated by Datron for any reason other than cause. If within the 12-month period following involuntary termination, Mr. Stephan engages in activities directly competing with Datron, severance benefits would cease.

INDEMNIFICATION AGREEMENTS

    Mr. Derby and Mr. Stephan (as well as Datron's other officers and directors) are parties to indemnification agreements with Datron in substantially the form approved by the stockholders at the 1992 Annual Meeting of Stockholders.

LOANS

    In 1988, Datron established the 1988 Key Employee Stock Purchase Plan to assist key employees in acquiring an equity stake in Datron. Pursuant to the plan, Mr. Derby was loaned $164,000 by Datron to acquire 25,000 shares of Datron Common Stock in 1988, and he executed a full recourse promissory note in the same amount payable to Datron. The promissory note provided an interest rate of 4.64% per annum. Mr. Derby paid this note in full during Fiscal 2001 by tender of 11,408 shares of Datron Common Stock at the then market price of $14.375 per share.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    Set forth below is a report of the Compensation Committee with respect to Datron's compensation policies during Fiscal 2001 as they affect Datron's Chief Executive Officer and Chief Financial Officer.

COMPENSATION POLICIES FOR EXECUTIVE OFFICERS

    Datron's compensation policies for its executive officers are designed to provide compensation levels that are competitive with those of other similar companies, thereby permitting Datron to attract and retain qualified executives. More specifically, Datron's compensation policies aim, through a combination of base salary, annual bonus and equity-based compensation, to motivate executive officers to meet Datron's annual and long-range business objectives, thereby enhancing stockholder value. The cumulative effect of Datron's compensation policies for executive officers is to tie such compensation closely to Datron's performance.

    Each of Datron's executive officers receives a base salary. Datron sets base salary for executive officers based upon a number of factors, including the particular qualifications of the executive, levels of pay for similar positions at public and private companies of comparable size and in comparable businesses to those of Datron, the degree to which the executive can help Datron achieve its goals, and direct negotiation with the executive.

    An important element of Datron's compensation for executive officers are bonuses tied closely to Datron's annual financial results. The executive officers named in the Summary Compensation Table participate in three bonus plans. The first of these is Datron's Qualified Employee Profit Sharing Plan (the "Qualified Plan"). The Qualified Plan provides employees with supplemental retirement benefits through a plan treated favorably for tax purposes. The Qualified Plan reflects the belief that some portion of all employees' compensation should be tied to the performance of Datron in order to provide a sound incentive to enhance that performance and to keep Datron's compensation policies competitive with those of other similar companies. All employees of Datron are eligible to participate in the Qualified Plan beginning on the April 1 following their date of employment. Annual contributions to the plan are determined by the Datron Board. Fiscal 2001 contributions were $15,847 each for Mr. Derby and Mr. Stephan. Participant accounts in the Qualified Plan vest over a seven-year period beginning after three years of service.

    The second bonus plan is Datron's Non-Qualified Supplemental Executive Profit Sharing Plan (the "Non-Qualified Plan"). The Non-Qualified Plan was established to provide the executive officers named in the Summary Compensation Table with retirement benefits in excess of those permitted by the Qualified Plan. The benefits provided by the Non-Qualified Plan are in the form of deferred compensation, which is not treated favorably for tax purposes. The Non-Qualified Plan is designed to supplement retirement benefits provided by the Qualified Plan, which are limited by federal regulation and which the Compensation Committee believes are not competitive with other similar companies. The Datron Board determines which executive officers are eligible to participate in the Non-Qualified Plan and the amount of annual contributions. Fiscal 2001 contributions and earnings (loss) accruals were ($16,091) for Mr. Derby and ($14,064) for Mr. Stephan. Earnings (loss) accruals under the Non-Qualified Plan are based on performance of the investments each participant holds in the Qualified Plan. Because those investments performed poorly in Fiscal 2001, loss accruals exceeded contributions for both Mr. Derby and Mr. Stephan during that period, and Datron recorded income to the extent of the net loss accruals. Participant accounts in the Non-Qualified Plan vest over a seven-year period beginning after three years of service.

    The third bonus plan is Datron's Key Employee Incentive Plan (the "Key Employee Plan"). The Key Employee Plan further ties key executive compensation to Datron financial performance by providing a cash bonus to be allocated among designated employees selected by the Datron Board, upon recommendation by the Compensation Committee, after pre-determined profit goals and other criteria have been reached and after provision for the Qualified Plan and the Non-Qualified Plan. Income and profit goals for the Key Employee Plan, and associated contributions to the bonus pool, are determined annually by the board. Fiscal 2001 contributions were $129,937 for Mr. Derby and $64,969 for Mr. Stephan.

    The fourth element in Datron's executive officer compensation package is equity-based compensation. The Compensation Committee believes that by providing executive officers with an equity interest in Datron those officers are provided with additional incentives to work to maximize stockholder value over the long term. Such incentives have been provided principally by the granting of options under Datron's 1995 Stock Option Plan. Under the 1995 Stock Option Plan, options vest over a three-year period and are designed to encourage officers to continue in the employ of Datron. As such, they provide a longer term incentive than do the annual bonus plans. During Fiscal 2001, Mr. Derby received a grant of 40,000 stock options.

CEO COMPENSATION

    Mr. Derby has been President and Chief Executive Officer of Datron since 1982 and Chairman since April 1998. Mr. Derby's base salary for Fiscal 2001, pursuant to his employment agreement, was set at $275,000, where it has been since May 1999. Mr. Derby's participation in Datron's Qualified Plan, Non-Qualified Plan and Key Employee Plan, pursuant to which his bonus is determined, provides an incentive to maximize Datron profitability on an annual basis. Through his equity ownership in Datron, consisting of 64,358 shares of Datron Common Stock and options to purchase 75,000 shares of Datron Common Stock, and his participation in the Employee Stock Purchase Plan, Mr. Derby shares with the other stockholders of Datron a significant stake in the long-range success of Datron's business.

    COMPENSATION COMMITTEE

    Kent P. Ainsworth
    William A. Preston
    Robert D. Sherer

COMPENSATION COMMITTEE AND INSIDER PARTICIPATION

    As noted above, during Fiscal 2001 executive compensation policy was set by the Compensation Committee, consisting of Messrs. Ainsworth, Preston and Sherer. Each member of the Compensation Committee is a non-employee director of Datron.